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                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

     [Effective August 1, 1938, revised December 31, 1941; amended in Release No. 35-25746**************April 26, 1993, 58 FR 14999 and Release No. 35-26031
(*85.337] effective May 31, 1994, 59 FR 21922.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                         Three year period ending 19**

                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

               [See instructions on back of this form (*40.470).]

     1. Name and business address of person filing statement.
        Tejinder S. Bindra, 12355 Sunrise Valley Dr., Reston, VA 20191

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
        Columbia Energy Service Corp.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
        Attorney.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (*85.337), effective May 31, 1994, 59 FR. 21922]
                    Salary or other
                    compensations
                    --------------------
Name of recipient   received  to be     Person or company from whom received or
                              received  to be received
                       (a)        (b)
________________________________________________________________________________

Tejinder S. Bindra            $ 190,000   Columbia Energy Service Corp.
--------------------------------------------------------------------------------
                                200,000
--------------------------------------------------------------------------------
                                200,000
--------------------------------------------------------------------------------

________________________________________________________________________________

     (b) Basis for compensation if other than salary.

     6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client: $ 10,000
                                                              --------------

     (b) Itemized list of all other expenses:

Date 1/28/98        (Signed) /s/ Tejinder S. Bindra
    -------------            -----------------------
                                 Tejinder S. Bindra

     Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.